MANAGEMENT AGREEMENT

Day Hagan Asset Management

Exhibit

Dated: June 18, 2021

Percentage of Average
Fund	Daily Net Assets

Day Hagan/Ned Davis Research Smart Sector ETF	0.68%

Day Hagan/Ned Davis Research Smart Sector Fixed Income ETF	0.68%

Strategy Shares

By: /s/ Jerry Szilagyi

Print Name: Jerry Szilagyi

Title: President

Day Hagan Asset Management

By: /s/ Arthur Day

Print Name: Arthur Day

Title: Partner